Exhibit T3E6

June 29, 1998

To: Holders of CAI Wireless Systems, Inc.'s 12 1/4 % Senior Notes due 2002 ("Senior Notes"), 12%
      Subordinated Note due 2005 ("12% Subordinated Note"), and Subordinated Promissory Notes due
      September 29, 2000 ("ECN Notes"):

CAI Wireless Systems, Inc. ("CAI") is preparing to restructure its financial obligations through the commencement of "prepackaged" cases under Chapter 11 of the United State Bankruptcy Code for itself and its wholly-owned subsidiary, Philadelphia Choice Television, Inc. ("PCT" and, together with CAI, the "Companies"). The capital restructuring represented by the Companies' proposed Chapter 11 reorganization plan (the "Plan") is vital to CAI's long-term viability. By markedly reducing CAI's debt and providing for an increase in working capital financing, the Plan will significantly improve CAI's financial condition, liquidity, and creditworthiness. This will enhance CAI's ability to maintain its current operations while it continues to seek one or more strategic partners interested in utilizing the full capabilities of the MMDS spectrum for video, voice and data transmission, or to otherwise take advantage of available opportunities to remain at the forefront of the wireless industry.

Accordingly, the Companies are delivering to you the attached Disclosure Statement and the enclosed Ballot with respect to their solicitation of acceptances of the Plan PRIOR to the commencement of their cases. To be counted, your vote must be received by the Companies' Voting Agent by 5:00 p.m. Eastern Time on July 27, 1998 (the "Voting Deadline"). If sufficient affirmative votes are received, the Companies intend to commence their Chapter 11 cases shortly after the Voting Deadline, at which time they will file the Plan and Disclosure Statement with the Bankruptcy Court and request a hearing to consider confirmation and approval of the Plan.

The proposed restructuring reflects to a significant extent discussions and negotiations over the past several months between CAI, the holder of the Companies' 13% Senior Secured Notes, an "Unofficial Noteholders' Committee" comprised of several entities who collectively own or manage approximately 73% in aggregate principal amount of CAI's Senior Notes, and the holder of CAI's 12% Subordinated Note. The Plan provides for a significant capital restructuring of CAI. Essentially, the holders of CAI's Senior Notes will receive, in the aggregate, approximately $16.4 million in cash, $100 million in new 12% senior notes, and 91% of the new common stock of reorganized
CAI. The holders of the 12% Subordinated Note and the ECN Notes will receive their PRO RATA share of the remaining 9% of the new common stock of reorganized CAI. In addition, CAI and certain of its subsidiaries expect to enter into one or more new senior secured credit facilities upon consummation of the Plan, the terms of which are expected to reflect market rates. Management will receive incentive options, the value of which will depend on the achievement of attractive trading prices for CAI's new common stock following a material transaction with one or more strategic partners. The result will be a reorganized and revitalized CAI, with greatly reduced debt and new working capital available to support its operations upon emergence from Chapter 11.

The Companies are seeking your vote to accept the Plan PRIOR to commencing their Chapter 11 cases. They believe that their "prepackaged" Chapter 11 cases and Plan will be much shorter and significantly less costly than would be "traditional" Chapter 11 cases. These benefits inure to all parties in interest. Accordingly, the Companies ask that you review the attached Disclosure Statement carefully for details about the Companies and their financial performance, projected recoveries under the Plan, voting on the Plan, and other relevant matters. The Record Date for determining who is entitled to vote on the Plan was June 23, 1998 and the Voting Deadline by which the Voting Agent must RECEIVE your ballots is July 27, 1998.

                                          Sincerely,


                                          Jared E. Abbruzzese
                                          CHAIRMAN OF THE BOARD OF DIRECTORS
                                          AND CHIEF EXECUTIVE OFFICER
                                          OF CAI WIRELESS SYSTEMS, INC.